As filed with the Securities and Exchange Commission on September 23, 2014.

Securities Act Registration No. 333-192782

Investment Company Act of 1940 File No. 814-00736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Registration Statement

under

the Securities Act Of 1933

Post-Effective Amendment No. 2	☒
Pre-Effective Amendment	☐

PennantPark Investment Corporation

(Exact name of Registrant as specified in its charter)

590 Madison Avenue

15th Floor

New York, NY 10022

(Address of Principal Executive Offices)

(212) 905-1000

(Registrant’s Telephone Number, Including Area Code)

Arthur H. Penn

c/o PennantPark Investment Corporation

590 Madison Avenue

15th Floor

New York, NY 10022

(Name and Address of Agent for Service)

Copies to:

Thomas Friedmann

David Harris

William Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006-1110

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As may be practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.    ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This amendment designates a new effective date for a previously filed registration statement.
☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-192782) of PennantPark Investment Corporation, or the Registration Statement, is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, or the Securities Act, solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.	Financial statements and exhibits

1	Financial Statements

The Index to Consolidated Financial Statements on page F-1 of this Registration Statement is hereby incorporated by reference.

2	Exhibits

(a)	Articles of Incorporation of the Registrant (Incorporated by reference to Exhibit 99(a) to the Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2/A (File No. 333-140092), filed on April 5, 2007).

(b)	Amended and Restated By-Laws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K (File No. 814-00736), filed on November 13, 2013).

(d)(1)	Form of Share Certificate (Incorporated by reference to Exhibit 99.(d)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-150033), filed on April 2, 2008).

(d)(2)	Form of Subscription Certificate (Incorporated by reference to Exhibit 99.(d)(2) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-150033), filed on May 30, 2008).

(d)(3)	Base Indenture, dated as of January 22, 2013, between the Registrant and American Stock Transfer & Trust Company, LLC, as trustee (Incorporated by reference to Exhibit 99(d)(8) to the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2/A (File No.333-172524), filed on January 22, 2013).

(d)(4)	Form of Subscription Agent Agreement (Incorporated by reference to Exhibit 99.(d)(4) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-150033), filed on May 30, 2008).

(d)(5)	Form of Warrant Agreement (Incorporated by reference to Exhibit 99.(d)(5) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-150033), filed on May 30, 2008).

(d)(6)

Form T-1 Statement of Eligibility with respect to the Form of Indenture (Incorporated by reference to Exhibit 2(d)(6) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-172524), filed on

August 22, 2011).

(d)(7)	Form of Articles Supplementary (Incorporated by reference to Exhibit 2(d)(7) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-172524), filed on August 22, 2011).

(d)(8)	Base Indenture, dated as of January 22, 2013, relating to the 6.25% Senior Notes due 2025, between the Registrant and American Stock Transfer & Trust Company, LLC, as trustee (Incorporated by reference to Exhibit 99.(d)(8) to the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2/A (File No. 333-172524), filed on January 22, 2013).

(d)(9)	First Supplemental Indenture, dated as of January 22, 2013, relating to the 6.25% Senior Notes due 2025, between the Registrant and American Stock Transfer & Trust Company, LLC, as trustee (Incorporated by reference to Exhibit 99.(d)(9) to the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2/A (File No. 333-172524), filed on January 22, 2013).

(d)(10)	Form of 6.25% Senior Notes due 2025 (included as part of Exhibit (d)(9)).

(d)(11)**	Second Supplemental Indenture, dated as of September 23, 2014, relating to the 4.50% Notes due 2019, between the Registrant and American Stock Transfer & Trust Company, LLC, as trustee.

(d)(12)**	Form of 4.50% Notes due 2019 (included as part of Exhibit (d)(11)).

(e)	Dividend Reinvestment Plan (Incorporated by reference to Exhibit 99.(E) to the Registrant’s Registration Statement on Form N-2 (File No. 333-150033), filed on April 2, 2008).

(g)	Investment Management Agreement between the Registrant and PennantPark Investment Advisers, LLC (Incorporated by reference to Exhibit 99.(G) to the Registrant’s Registration Statement on Form N-2 (File No. 333-150033), filed on April 2, 2008).

(h)(1)	Form of Underwriting Agreement for equity (Incorporated by reference to Exhibit 99.(H)(1) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-150033), filed on May 30, 2008).

(h)(2)	Form of Underwriting Agreement for equity (Incorporated by reference to Exhibit 99.(H)(1) to the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2/A (File No. 333-150033), filed on February 22, 2010).

(h)(3)	Form of Underwriting Agreement for debt (Incorporated by reference to Exhibit 99.(H)(2) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-150033), filed on May 30, 2008).

(h)(4)	Underwriting Agreement dated September 5, 2014 (Incorporated by reference to Exhibit 99.(H)(4) to the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-192782), filed on September 8, 2014).

(h)(5) **	Underwriting Agreement dated September 16, 2014.

(j)	Custodian Agreement between the Registrant and PFPC Trust Company (Incorporated by reference to Exhibit 99.(J)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-150033), filed on April 2, 2008).

(k)(1)	Administration Agreement between the Registrant and PennantPark Investment Administration, LLC (Incorporated by reference to Exhibit 99.(K)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-150033), filed on April 2, 2008).

(k)(2)

Form of Stock Transfer Agency Agreement between the Registrant and American Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.(K)(2) to the Registrant’s Registration Statement on Form N-2

(File No. 333-150033), filed on April 2, 2008).

(k)(3)	Trademark License Agreement (Incorporated by reference to Exhibit 99.(K)(3) to the Registrant’s Registration Statement on Form N-2 (File No. 333-150033), filed on April 2, 2008).

(k)(4)	Second Amended and Restated Senior Secured Revolving Credit Agreement, dated as of June 25, 2014, among PennantPark Investment Corporation, the Lenders party thereto and SunTrust Bank, as administrative agent for the lenders (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00736), filed on June 30, 2014).

(l)(1)	Opinion and Consent of Venable LLP (Incorporated by reference to Exhibit 99.(L)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-192782), filed on December 11, 2013).

(l)(2)	Opinion and Consent of Dechert LLP (Incorporated by reference to Exhibit 99.(L)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-192782), filed on December 11, 2013).

(l)(3)	Opinion and Consent of Venable LLP (Incorporated by reference to Exhibit 99.(L)(3) to the Registrant’s Post-Effective Amendment No.1 to the Registration Statement on Form N-2 (File No. 333-192782), filed on September 8, 2014).

(l)(4)**	Opinion and Consent of Venable LLP.

(l)(5)**	Opinion and Consent of Dechert LLP.

(n)(1)	Consent of Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit 99.(N)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-192782), filed on December 11, 2013).

(r)	Joint Code of Ethics of the Registrant, PennantPark Floating Rate Capital Ltd. and PennantPark Investment Advisers, LLC (Incorporated by reference to Exhibit 14.1 to the Registrant’s Report on Form 10-K (File No. 814-00736), filed on November 14, 2013).

(s)(1)

Form of Prospectus Supplement For Common Stock Offerings (Incorporated by reference to Exhibit 2.(s)(1) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-172524), filed on

August 22, 2011).

(s)(2)

Form of Prospectus Supplement For Preferred Stock Offerings (Incorporated by reference to Exhibit 2.(s)(2) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-172524), filed on

August 22, 2011).

(s)(3)

Form of Prospectus Supplement For Debt Offerings (Incorporated by reference to Exhibit 2.(s)(3) to the Registrant’s

Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-172524), filed on August 22, 2011).

(s)(4)

Form of Prospectus Supplement For Rights Offerings (Incorporated by reference to Exhibit 2.(s)(4) to the Registrant’s

Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-172524), filed on August 22, 2011).

(s)(5)	Form of Prospectus Supplement For Warrant Offerings (Incorporated by reference to Exhibit 2.(s)(5) to the Registrant’s Pre-Effective Amendment to the Registration Statement on Form N-2/A (File No. 333-172524), filed on August 22, 2011).

** Filed herewith.

Item 26.	Marketing arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is hereby incorporated by reference.

Item 27.	Other expenses of issuance and distribution

The following table sets forth the estimated expenses to be incurred by the Registrant in connection with the offering described in this registration statement:

SEC registration fee	$128,800
NASDAQ listing fee	195,000

NYSE listing fee	50,000
FINRA filing fee	150,500
Printing (other than certificates)	400,000
Legal fees and expenses	800,000
Accounting fees and expenses	400,000
Miscellaneous fees and expenses	125,700

Total	$2,250,000

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons controlled by or under common control with the Registrant

The following list sets forth each of the companies considered to be controlled by us as defined by the 1940 Act.

Name of entity and place of jurisdiction	Voting Securities Owned Percentage
PennantPark SBIC GP, LLC (Delaware)	100%
PennantPark SBIC GP II, LLC (Delaware)	100%
PennantPark SBIC LP (Delaware)	100	% (1)
PennantPark SBIC II LP (Delaware)	100	% (2)
PNNT Acentia, LLC (Delaware)	100%
PNNT Alabama Holdings Inc. (Delaware)	100	% (3)
PNNT CI (FBM) Investment Holdings LLC (Delaware)	100%
PNNT CI (GALLS) Prime Investment Holdings, LLC (Delaware)	100%
PNNT ecoserve, LLC (Delaware)	100%
PNNT New Gulf Resources, LLC (Delaware)	100%
PNNT Power Products Holdings, LLC (Delaware)	100%
PNNT Transportation 100 Holdco, LLC (Delaware)	100%
PNNT RAM Energy LLC (Delaware)	100%
SuttonPark Holdings, Inc. (Delaware)	100	% (4)
SuttonPark Capital LLC (Delaware)	N/A	(5)

1.	The entity is directly owned 99% by us and 1% by PennantPark SBIC GP, LLC, which is effectively wholly-owned by us.
2.	The entity is directly owned 99% by us and 1% by PennantPark SBIC GP II, LLC, which is effectively wholly-owned by us.
3.	This entity is not operational.
4.	This is a controlled affiliated investment.
5.	The entity is indirectly owned by us and directly owned by SuttonPark Holdings, Inc.

Item 29.	Number of holders of shares

As of June 30, 2014

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	9

Item 30.	Indemnification

The information contained under the heading “Description of our Capital Stock —Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses” is incorporated herein by reference.

Item 31.	Business and other connections of Investment Adviser

Neither the Investment Adviser nor any officer, director or partner of the Investment Adviser has been substantially engaged in any business, profession, vocation or employment since the inception of the Investment Adviser other than as set forth under the headings “Management” and “Business—Our Investment Adviser and Administrator” which are hereby incorporated by reference. Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-67622), and is incorporated herein by reference.

Item 32.	Location of accounts and records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1) the Registrant, PennantPark Investment Corporation, 590 Madison Avenue, 15th Floor, New York, NY 10022;

(2) the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219;

(3) the Custodian, The Bank of New York Mellon, One Wall Street, New York, NY 10286; and

(4) the Adviser, PennantPark Investment Advisers, LLC, 590 Madison Avenue, 15th Floor, New York, NY 10022.

Item 33.	Management services

Not Applicable.

Item 34.	Undertakings

The Registrant hereby undertakes:

(1) to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the NAV declines more than 10 percent from its NAV as of the effective date of the Registration Statement or (b) the NAV increases to an amount greater than its net proceeds as stated in the prospectus;

(2) not applicable;

(3) in the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;

(4)(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) to file, in connection with any offering of securities, a post-effective amendment to the registration statement under

Rule 462(d) to include as an exhibit a legal opinion regarding the valid issuance of any shares of common stock being sold;

(c) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(d) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(e) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(f) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser; and

(g) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its NAV and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading; and

(5)(a) that for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(6) not applicable; and

(7) to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to the Registrant’s NAV per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 23rd day of September 2014.

By:	/s/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities set forth below on the 23rd day of September 2014.

Name	Title
/s/ ARTHUR H. PENN Arthur H. Penn	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ AVIV EFRAT Aviv Efrat	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* Adam K. Bernstein	Director

* Jeffrey Flug	Director

* Marshall Brozost	Director

* Samuel L. Katz	Director

*	Signed by Aviv Efrat on behalf of those identified pursuant to his designation as an attorney-in-fact signed by each on December 11, 2013.